Exhibit 3.1.1

ARTICLES OF AMENDMENT

TO

RESTATED AND AMENDED

ARTICLES OF INCORPORATION

OF

COUSINS PROPERTIES INCORPORATED

1.

The name of the corporation is Cousins Properties Incorporated (the “Corporation”).

2.

Pursuant to Section 14-2-1003 of the Georgia Business Corporation Code, these Articles of Amendment (“Amendment”) amend the Restated Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”).

3.

The Amendment is to add the following as a new Article 4.E of the Articles of Incorporation, to set forth the terms, as determined by the Board of Directors of the Corporation, of a new series of the Corporation’s Preferred Stock:

E. Limited Voting Preferred Stock.

(1) Certain Definitions. For purposes of this Amendment, the following capitalized terms shall have the meanings set forth below:

(a) “Affiliate” shall mean, with respect to any Person (as defined in Article 11), any Person directly or indirectly controlling, controlled by, or under common control with such Person. Control of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or interests, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(b) “Immediate Family Member” shall mean, with respect to any natural Person, such natural Person’s estate or heirs or current spouse or former spouse, parents, parents-in-law, children (whether natural, adopted or by marriage), siblings and grandchildren and any trust or estate, all of the beneficiaries of which consist of such Person or such Person’s spouse, or former spouse, parents, parents-in-law, children, siblings or grandchildren.

(c) “Merger Agreement” shall mean the Agreement and Plan of Merger dated as of April 28, 2016 by and among Parkway Properties, Inc., Parkway Properties LP, the Corporation, and Clinic Sub Inc.

(d) “Operating Partnership” shall mean Cousins Properties LP, a Delaware limited partnership.

(e) “Paired Partnership Unit” shall mean, with respect to a share of the Corporation’s Limited Voting Preferred Stock, the Partnership Unit that is paired with such share of Limited Voting Preferred Stock with on a one-for-one basis.

(f) “Paired Unit” shall mean a unit consisting of one share of Limited Voting Preferred Stock and one Partnership Unit, issued simultaneously and on a one-for-one basis. Shares of Limited Voting Preferred Stock issued at the Effective Time of the Merger Agreement shall become Paired Units upon completion of the Reorganization in accordance with the Merger Agreement.

(g) “Partnership Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as the same may be amended from time to time.

(h) “Partnership Unit” shall mean a unit of limited partnership interest in the Operating Partnership.

(i) “Permitted Transferee” shall mean (a) a Person to whom Limited Voting Preferred Stock is issued by the Corporation, (b) an Affiliate of a Person referred to in the preceding clause (a), (c) an Immediate Family Member of a natural Person referred to in the preceding clause (a), (d) a trust for the benefit of a charitable beneficiary, or (e) a charitable foundation.

(j) “Transfer” shall mean any direct or indirect sale, assignment, hypothecation or other transfer of any Paired Unit.

(2) Designation and Amount. This series of Preferred Stock of the Corporation is designated as the “Limited Voting Preferred Stock”, par value $1 per share. The number of shares constituting the Limited Voting Preferred Stock shall be 7,335,000.

(3) Limitations. Without limitation of the other provisions of the Articles of Incorporation (including Article 4 thereunder), any issuance and/or transfer of Limited Voting Preferred Stock that would result in any violation of any restriction on ownership and/or transfer set forth in Article 11 of the Articles of Incorporation shall be void ab initio, as to the issuance and/or transfer of such shares of Limited Voting Preferred Stock that would violate any such restriction, and the intended recipient or transferee thereof, as the case may be, shall acquire no rights in such shares of Limited Voting Preferred Stock.

(4) Dividend Rights. No dividends or other distributions shall be paid with respect to the shares of Limited Voting Preferred Stock, and the holders thereof shall not be entitled or eligible to receive and shall not receive any dividends or other distributions from the Corporation with respect thereto.

(5) Voting Rights.

(a) Limited Voting Rights. Each share of Limited Voting Preferred Stock shall entitle the holder thereof to one (1) vote on the following matters only, and only in circumstances in which holders of Common Stock are entitled to vote pursuant to the Articles of Incorporation or as otherwise required by the Georgia Business Corporation Code:

(i) the election of directors;

(ii) any amendment, alteration or repeal of any provision of the Articles of Incorporation;

(iii) any merger, consolidation, reorganization or other business combination of the Corporation with or into any other entity;

(iv) the sale, lease, exchange, transfer, conveyance or other disposition of all or substantially all the Corporation’s assets in a single transaction or series of related transactions; or

(v) any liquidation, dissolution or winding up of the Corporation.

Except as otherwise set forth in this 4.E(5), or except as otherwise from time to time required by the Georgia Business Corporation Code, the holders of shares of Limited Voting Preferred Stock will have no voting rights.

(b) Voting as a Single Class. With respect to any matter on which the Limited Voting Preferred Stock is entitled to vote pursuant to the provisions of this 4.E(5), the Common Stock and the Limited Voting Preferred Stock shall vote together as a voting group, except if otherwise required by the Georgia Business Corporation Code.

(6) Redemption Rights. The Limited Voting Preferred Stock has the following redemption rights:

(a) In the event that a holder of shares of Limited Voting Preferred Stock shall Transfer (i) any Paired Unit to any Person other than a Permitted Transferee, (ii) any share of Limited Voting Preferred Stock separate and apart from the Paired Partnership Unit with which it is paired, (iii) any Paired Partnership Unit separate and apart from the share of Limited Voting Preferred Stock with which it is paired, then in each case the share of Limited Voting Preferred Stock included in such Paired Unit shall automatically and without further action be redeemed by the Corporation without consideration.

(b) In the event that any Paired Partnership Unit is redeemed pursuant to the terms and conditions of the Partnership Agreement, the share of Limited Voting Preferred Stock paired with such Paired Partnership Unit shall automatically and without further action be redeemed by the Corporation without consideration.

(c) To the extent that a share of Limited Voting Preferred Stock is not otherwise paired with a Partnership Unit, such share shall automatically and without further action be redeemed by the Corporation without consideration.

(d) Certain shares of Limited Voting Preferred Stock will be issued at the effective time under the Merger Agreement. Upon consummation of the transactions that constitute the Reorganization under the Merger Agreement, each holder of shares of Limited Voting Preferred Stock will also become the holder of a like number of

Partnership Units. Upon consummation of the Reorganization, such Partnership Units and shares of Limited Voting Preferred Stock will constitute Paired Units. Prior to such consummation, the fact that such shares of Limited Voting Preferred Stock are not paired with Partnership Units shall not result in the redemption of such shares of Limited Voting Preferred Stock pursuant to this 4.E(6). Following consummation of the Reorganization, the provisions of this 4.E(6) shall apply to such Paired Units.

(7) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Limited Voting Preferred Stock shall not be entitled to any distributions.

(8) Conversion. The Limited Voting Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

(9) Status of Redeemed Stock. All shares of Limited Voting Preferred Stock that have been issued and redeemed or reacquired in any manner by the Corporation shall be returned to the status of authorized but unissued shares of Limited Voting Preferred Stock.

4.

This Amendment was adopted on April 28, 2016. This Amendment shall become effective as of 7:59 A.M., on October 6, 2016.

5.

This Amendment was duly adopted by the Corporation’s Board of Directors without shareholder approval, as such approval was not required.

IN WITNESS WHEREOF, COUSINS PROPERTIES INCORPORATED has caused these Articles of Amendment to be executed, and its execution thereof to be attested, all by its duly authorized officers this October 6, 2016.

COUSINS PROPERTIES INCORPORATED

By:	/s/ Lawrence L. Gellerstedt III
	Name:	Lawrence L. Gellerstedt III
	Title:	President and Chief Executive Officer

Attest:

By:	/s/ Pamela F. Roper
	Name:	Pamela F. Roper
	Title:	Senior Vice President, General Counsel
and Corporate Secretary